UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING




                                                     Commission File No.  0-9321


       | | Form 10-K   | | Form 20-F   | | Form 11-K   |X| Form 10-Q
                 | | Form 10-D   | | Form N-SAR   | | Form N-CSR

For the period ended: December 23, 2005

| | Transition Report on Form 10-K
| | Transition Report on Form 20-F
| | Transition Report on Form 11-K
| | Transition Report on Form 10-Q
| | Transition Report on Form N-SAR
For the transition period ended:
                                 -------------------------------------

  Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:




Part I-Registrant Information
--------------------------------------------------------------------------------
Full name of Registrant:  PRINTRONIX, INC.
--------------------------------------------------------------------------------
Former name if Applicable:
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number): 14600 Myford Road;
                                                             P.O. Box 19559
--------------------------------------------------------------------------------
City, State and Zip Code: Irvine, California  92623

Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


               (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [ X ]       (b)  The subject annual report,  semi-annual  report,  transition report on Form  10-K,  Form 20-F,  Form 11-K,  Form N-SAR or
                    Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                    10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Due to the reasons stated below, the Registrant could not have timely filed its Form 10-Q for the fiscal period ended December 23, 2005 without unreasonable effort or expense. This Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to prepare and file its Quarterly Report on Form 10-Q for the nine months ended December 23, 2005. The decision to delay the filing of the quarterly report was made to provide management additional time necessary to complete its review. The issues under review are not expected to impact the operating results announced by the Registrant on January 27, 2006 in its filing on Form 8-K.


(Attach extra sheets if needed.)

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification:


         George L. Harwood                714                    368-2384
         -----------------                ---                    --------
             (Name)                    (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? |X| Yes | | No

     If the answer is no, identify report(s)



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                   | | Yes   |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                PRINTRONIX, INC.
                   Name of Registrant as Specified in Charter


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.






Date:  February 6, 2006                     By: /s/ George L. Harwood
       ----------------                         ---------------------
                                                    George L. Harwood,
                                                    Senior Vice President,
                                                    Finance & IT, Chief
                                                    Financial Officer and
                                                    Secretary



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).